Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 and the nine months ended September 30, 2017. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, other than the year ended December 31, 2014, we have provided the coverage deficiency amounts for these periods. Earnings are the sum of (i) net income (loss) before equity in net loss of unconsolidated entity and (ii) fixed charges. “Fixed charges” consist of interest expense and one-third of rents (deemed by Alder BioPharmaceuticals, Inc. to be representative of the interest factor inherent in rents).

	Year Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2017
Net income (loss) before equity in net loss of unconsolidated entity	$(17,806)	$(20,613)	$8,908	$(85,470)	$(156,069)	$(234,059)
Plus: Fixed charges	345	256	266	269	518	457

Earnings, as adjusted	$(17,461)	$(20,357)	$9,174	$(85,201)	$(155,541)	$(233,602)

Fixed charges
Interest expense(1)	$88	$—	$—	$—	$—	$—
Interest attributable to rents	257	256	266	269	518	457

Total fixed charges	$345	$256	$266	$269	$518	$457

Ratio of earnings to fixed charges	N/A	N/A	34.5	N/A	N/A	N/A
Ratio of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	34.5	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charge	$(17,806)	$(20,613)	N/A	$(85,470)	$(156,069)	$(234,059)
Deficiency of earnings available to cover fixed charges and preferred stock dividends	$(17,806)	$(20,613)	N/A	$(85,470)	$(156,069)	$(234,059)

(1)	Interest attributable to a convertible promissory note which was converted to Series D preferred stock in April 2012.